Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                             Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                    E-mail:  grhlaw@hotmail.com

January 13, 2010

By Filing on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0404

Re:           Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
Form 8-K
Filed November 23, 2009
File No. 0-27131

To Whom It May Concern:

The Company is requesting an additional 10 business days to respond to staff comment letters dated November 10, 2009, and November 24, 2009.  We had previously requested additional time to respond to these two letters by letters dated December 10, 2009, and December 30, 2009.  A few days into the time period requested on December 10, 2009, the mother of our primary accountant at our outside independent accounting firm passed away.  We then made preparations to respond to the comment letters on or before January 11, 2010 which was then the due date.  However, the week prior to this, our outside independent accounting firm told us they were in merger proceedings with another accounting firm and until the merger is complete, they could not finalize their review and sign off on our response to SEC staff comments.

We are now informed the merger of the accounting firms will be complete in time for us to have the resulting firm’s approval for our responses to the letters if we can have the additional 10 business days from today’s date.

Again, we had hoped to have had this completed by now.  We could not have foreseen this additional delay.  Thank you for your continued patience.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Transfer Technology International Corp.
Securities Counsel